ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

December 17, 2019	Jasmin M. Ali T +1 212 596 9604 jasmin.ali@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Yield Opportunities Fund (the “Fund” or the “Registrant”), File No. 811-23476

Dear Ms. Dubey:

Thank you for your letter, dated October 16, 2019 (the “Comment Letter”), setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) on the initial Registration Statement on Form N-2 (the “Registration Statement”) relating to the common shares of beneficial interest of DoubleLine Yield Opportunities Fund, which was filed with the SEC on September 20, 2019 (the “Initial Filing”). The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement, to be filed on December 17, 2019 (“PEA 1”), or in additional pre-effective amendments to be filed subsequently. Capitalized terms not otherwise defined herein have the meanings given in the Registration Statement.

A summary of the comments made by the Staff, and the Fund’s responses thereto, are set forth below.

Prospectus

Cover page

1.

Comment: The first sentence under “Investment objective” states that the Fund’s investment objective is “to seek a high level of current income, capital appreciation, or both.” Inasmuch as the Fund’s name includes the word “yield”, please revise the Fund’s investment objective so that it emphasizes seeking current income. See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), no. 9.

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Response: The Registrant respectfully submits that the Fund’s investment objective reflects appropriately that it may, depending on market conditions and the investment opportunities present at a particular time, seek current income or capital appreciation or both current income and capital appreciation. The referenced frequently asked question (“FAQ”), which comments on the use of “income” in a Fund’s name is instructive in this regard inasmuch as “income” could be seen as a synonym for “yield.” The referenced FAQ states “[r]ule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment.” In the Fund’s case, the use of the terms “yield opportunities” in the Fund’s name suggests an investment strategy (i.e., the Fund seeks attractive investment opportunities in yield-paying instruments of any kind), not a type of investment. Moreover, the FAQ states that “[w]hen used by itself” [(emphasis added)], the term ‘income’ in a Fund’s name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment.” In the Fund’s case, the term yield is coupled with “opportunities” and is not used by itself or otherwise in a way to suggest an emphasis on current income over capital appreciation. Accordingly, the Fund respectfully declines to make changes to its investment objective.

2.

Comment: The second sentence under “Principal investment strategies” states that the Fund may invest in securities of any credit quality. Please disclose here that the Fund can invest significantly in junk bonds. Please also disclose the Fund’s maturity policy with respect to the debt securities and other income-producing investments in which it will invest.

Response: The Registrant will make the requested disclosure changes and feature the language prominently, at or near the requested location.

3.

Comment: The third sentence of the second full paragraph on page iv states that the Fund may itself or in conjunction with others originate loans. Please respond to the following comments with respect to the Fund’s ability to originate loans.

a.	Confirm that the Fund will update underlying valuation data with respect to each individual loan that it originates at least as often as it calculates its net asset value.

b.

Disclose (i) that originated loans will be valued on an individual loan level, (ii) that fair valuation will be performed using inputs that incorporate borrower level data, which is updated as often as net asset value is calculated, and (iii) the type of information that will be used to value the loans.

c.

Disclose any upper limit on the amount of Fund assets that will be used to originate loans and any limits on the amount of loans that the Fund may originate in the same industry (e.g., no more than 25% of the Fund’s assets).

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d.

Disclose whether the Fund will originate subprime loans to individuals. If so, disclose (i) what subprime loans are for this purpose, including a minimum FICO score, (ii) any upper limit on the amount of Fund’s assets that may be used to originate subprime loans, and (iii) corresponding risk disclosure. We may have more comments after reviewing your response.

e.

Consider whether the Fund should disclose a risk factor that describes privacy risk, e.g., the risk that the Fund will obtain private information about specific borrowers that may inadvertently be disclosed and subject the Fund to litigation and/or fines, penalties or other regulatory actions.

f.	Disclose whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations.

g.

The second to last sentence of the second full paragraph on page iv states that the Fund may originate loans to foreign entities and individuals. Please also disclose whether the Fund will originate loans to entities and individuals in emerging markets and the corresponding risks.

h.	Confirm that expenses incurred by the Fund in originating and servicing loans will be reflected in the fee table.

Response: With respect to Comment 3(a), the Fund confirms that, on each business day that it calculates its net asset value, the Fund will seek to consider any new pricing information material to the valuation of a loan that the Fund originates (an “Originated Loan”) and of which it has knowledge as of the time the Fund calculates its net asset value.

With respect to Comment 3(b), the Fund confirms that it will disclose that it intends to: (i) value originated loans on an individual basis; (ii) that any fair valuation will be determined by reference to, among other things, borrower level data of which the Fund has knowledge as of each time the Fund’s net asset value is calculated; and (iii) the type of information that will be used to value the loans.

With respect to Comment 3(c), the Fund does not have an upper limit on the amount of assets that it may use to originate loans. The Fund confirms that it does not intend to originate loans to any borrower if as a result 25% or more of the Fund’s total assets (taken at current value) would be invested in securities of issuers in the same industry as the borrower other than as permitted under its fundamental policy on industry concentration. Please see comment response number 25 below.

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With respect to Comment 3(d), the Fund confirms that it does not intend to originate subprime loans to natural persons. Disclosure to that effect has been added to the Statement of Additional Information.

With respect to Comment 3(e), the Fund intends to add risk disclosure to the Statement of Additional Information regarding the referenced risks.

With respect to Comment 3(f), the Fund currently intends to hire third-party service providers to service any loans that the Fund originates and has added disclosure to that effect.

With respect to Comment 3(g), the Fund does not intend to originate loans with respect to properties other than those within the United States. The Fund does not currently expect to originate loans to borrowers domiciled in an emerging market country.

With respect to Comment 3(h), to the extent that the Fund expects to originate loans in the first year, the Fund intends to reflect in the expense table an estimate of the origination and service expenses incurred by the Fund in accordance with the requirements of Form N-2.

4.

Comment: The last sentence of the second full paragraph states that the Fund may sell, syndicate or securitize the loans it originates. Please respond to the following comments regarding the Fund’s securitization of originated loans.

a.

Disclose in greater detail how the Fund may securitize loans, including the types of vehicles the Fund will use to do so (including whether or not all such vehicles will be wholly-owned subsidiaries of the Fund), the types of securities the vehicles will issue (e.g., debt, equity), how the vehicles will issue securities (e.g., in private placements), and what recourse debt holders will have against the Fund’s assets. We may have more comments after reviewing your response.

b.

Explain to us whether the sale of interests by a securitized vehicle involves the issuance of a senior security by the Fund. If so, please explain to us how this issuance would comply with Sections 18(a)(1) and 18(c) of the Investment Company Act of 1940 (“1940 Act”). We may have more comments after reviewing your response.

c.	Please respond to the comments included in comment 10 with respect to any securitized vehicle established by the Fund to sell originated loans.

Response: The Fund does not have any current intention to syndicate or securitize loans that it originates and has removed the referenced language in the last sentence of the second full paragraph. The Fund reserves the right to amend its principal investment strategies at a future date and, if then permitted, syndicate or securitize loans. Before engaging in that activity, the Fund would expect to provide Fund shareholders with risk disclosure of the type referenced in the Staff’s comments.

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5.

Comment: The first full sentence on page v states that the Fund may determine to issue preferred shares. Please confirm that the fee table will reflect the issuance costs of preferred shares. Alternatively, please disclose that the Fund has no current intent to issue preferred shares (i.e., that the Fund will not issue preferred shares within one year of the effective date of its registration statement).

Response: The Fund confirms that, if it expects to issue preferred shares within one year of the effective date of its registration statement, it will reflect the estimated costs of such issuance in its fee table to the extent and as required by Item 3 of Form N-2.

6.

Comment: The second sentence of the second full paragraph on page v states that the Fund may enter into written credit default swaps to, among other things, “equitize a cash position”. Please describe what equitizing a cash position means in plain English. See Rule 421 under the Securities Act of 1933 (“Securities Act”).

Response: The Fund has revised the relevant language as follows:

Written credit default swaps entered into by the Fund to hedge, manage or reduce risk or to equitize a cash position (i.e., obtain investment exposure in an amount equal to or less than the Fund’s position in cash, cash equivalents, high-quality short-term debt instruments and other similar investments) will not be considered to have been made for the purpose of creating investment leverage and therefore will not be subject to the 50% leverage policy.

7.

Comment: The second to last sentence on page vi states that “[i]f you invest through a financial intermediary, you can contact the financial intermediary to request that you continue to receive paper copies of your shareholder reports.” Please also disclose who a shareholder should contact to receive paper copies of shareholder reports if the shareholder does not invest through a financial intermediary. See Rule 30e-3(f) under the 1940 Act.

Response: The Fund only expects investors to invest in the Fund through a financial intermediary. Accordingly, the Fund has not made any changes in response to this comment.

Prospectus Summary

8.

Comment: We note that the synopsis is 42 pages long. The synopsis should provide a “clear and concise [emphasis added]” description of the key features of the offering and the Fund, with cross- references to relevant disclosure elsewhere in the Prospectus or Statement of Additional Information. Please revise. See Instruction to Item 3.2. of Form N-2.

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Response: The requested change will be reflected in PEA 1.

Prospectus Summary — Limited Term and Eligible Tender Offer (pages 1 - 2)

9.

Comment: The last sentence of the first paragraph states that each Common Shareholder will be paid a pro rata portion of the Fund’s net assets upon termination of the Fund. Please disclose the date as of which the Fund’s net assets would be determined for this purpose (e.g., Dissolution Date).

Response: The requested change will be reflected in PEA 1.

Prospectus Summary — Investment Objectives and Strategies (pages 2 - 5)

10.	Comment: The second sentence states that the Fund may invest through Subsidiaries. Please respond to the following comments with respect to the Subsidiaries.

a.

Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiaries.

b.

Disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please confirm that the investment advisory contract between the Subsidiary and its investment adviser is filed as an exhibit to the registration statement.

c.	Disclose that each Subsidiary complies with 1940 Act provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary.

d.	Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Fund.

e.	Confirm to us that the financial statements of each wholly-owned Subsidiary will be consolidated with those of the Fund.

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f.

Confirm in correspondence that (i) the Subsidiary’s management fee (including any performance fee) will be included in the “Management Fee” line item of the fee table and the Subsidiary’s expenses will be included in the “Other Expenses” line item of the fee table; (ii) if the Subsidiary is not organized in the U.S., the Subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (iii) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Response: With respect to Comments 10(a)-(c), the Registrant respectfully submits that the following disclosure appears in the SAI’s “Investment Objective and Strategies-Subsidiaries” section:

The Fund may execute its strategy by investing through one or more Subsidiaries. The Fund will treat a Subsidiary’s assets as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund, including those relating to investment policies (Section 8), capital structure and leverage (Section 18) and transactions with affiliated persons and custody (Section 17). In addition, DoubleLine and the Fund’s Board of Trustees intend to comply with the provisions of Section 15 of the 1940 Act with respect to the Subsidiary’s investment advisory contract.

With respect to Comment 10(b), although the Fund does not believe Form N-2 requires the filing of an investment advisory contract related to the Subsidiary (see Item 25(g) of Form N-2), the Fund intends to file the Subsidiary’s investment advisory agreement as an exhibit to the Registration Statement before it begins investment operations.

With respect to Comment 10(d), the Fund confirms that the principal investment strategy and principal risks disclosure in the Registration Statement reflect the collective principal investment strategies or principal risks related to an investment in the Fund, including any Fund assets held in a Subsidiary.

With respect to Comment 10(e), the Fund confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund consistent with the no-action letter issued to Fidelity Select Portfolio (Apr. 29, 2008).

With respect to Comment 10(f), the Fund confirms that it intends to reflect any management fee and other expenses of a Subsidiary in the Fund’s expense table to the same extent as if those expenses were incurred directly by the Fund (subject to any applicable contractual waivers). With respect to (ii), the Fund confirms that any Subsidiary organized outside of the United States will either have a third-party designated agent for service of process in the United States or that the Fund will constitute the Subsidiary’s U.S. agent for service of

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process. With respect to (iii), the Fund confirms that it will agree to inspection of its Subsidiaries’ books and records by the Staff, and that the Subsidiary intends to maintain such books in accordance with Section 31 of the 1940 Act and the rules thereunder.

Prospectus Summary — Derivatives (pages 5 - 7)

11.

Comment: The fourth to last sentence of the first paragraph of this section states that the Fund may engage in short sales. Please confirm if the Fund intends to use short sales and, if so, please include an estimate of dividend and interest expense on short sales in the fee table. Alternatively, please disclose that the Fund has no current intent to engage in short sales (i.e., the Fund will not engage in short sales within one year of the effective date of the registration statement).

Response: PEA 1 will reflect that the Fund does not currently intend to engage in short sales within one year of the effective date of the Registration Statement.

Prospectus Summary — Principal Risk Factors (pages 9 - 42)

12.

Comment: This section sets forth 60 risks. Please review this risk disclosure and limit it so that it only includes the Fund’s principal risks. Please move any non-principal risks to a separate section that identifies non-principal risks. See Item 8.3.(a) of Form N-2.

Response: The requested change will be reflected in PEA 1.

Prospectus Summary — Principal Risk Factors — Loan risk — Servicer Risk (page 28)

13.

Comment: The first sentence in this paragraph indicates that the Fund may invest in loans originated or sourced by lending platforms. If investing in such loans are part of the Fund’s principal investment strategies, please disclose such investments in the principal strategies and the corresponding risks of such investments in the Principal Risk Factors section. We may have more comments after reviewing your response.

Response: The Fund generally expects to purchase loans from large financial institutions, such as commercial banks, investment banks, brokers, dealers, or other similar institutions. The Fund does not currently intend to purchase individual loans originated by the type of lending platforms from which natural persons might borrow directly (i.e., consumer loan platforms). However, the Fund may purchase or otherwise have exposure to such loans, though it expects that that exposure would be achieved through the acquisition of securitized investments (e.g., asset-backed securities) or other securities providing aggregated exposure (e.g., certificated interests evidencing a right to received interest and/or principal on a pool of such loans). The Fund respectfully refers the Staff to the following disclosure that it

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believes describes the related principal risks of a Fund that invests in such instruments: “Credit Risk,” “Valuation Risk,” “Legal and Regulatory Risk,” “Loan Risk,” “Debt Securities Risk” (which also includes descriptions of “Prepayment Risk/Reinvestment Risk”), “Interest Rate Risk,” and “LIBOR Risk.”

Prospectus Summary — Principal Risk Factors — Focused investment risk (page 34)

14.	Comment: If the Fund’s investments will be focused in any industry, sector, country or asset class, please add appropriate risk disclosure.

Response: The Fund does not currently intend to concentrate its investments in any industry other than the real estate industry. See response 25 below and “Real estate risk” and “REIT risk” in the Prospectus. The Fund has reviewed its principal risk disclosure and respectfully confirms that it appropriately describes the principal risk factors associated with the Fund’s principal investment strategies.

Summary of Fund Expenses (pages 43 - 44)

15.

Comment: Footnote 1 describes payment of offering costs. Discuss in your response letter the Fund’s method for accounting for offering costs. Please include in the response the literature that supports the accounting.

Response: Footnote 1 will be revised in PEA 1 to reflect that the Adviser, instead of the Fund, will be responsible for any of the Fund’s offering costs.

16.

Comment: Footnote 4 sets forth a fee table that shows what the Fund’s annual expenses would be assuming the Fund does not incur leverage. Please revise this second fee table so that it is presented in a format that will not be confused with the fee table required by Item 3.1. of Form N-2.

Response: PEA 1 will reflect a version of the second fee table that is less prominent than the main expense table, as requested.

17.

Comment: Footnote 8 states that the Adviser has contractually agreed to waive certain expenses. Please disclose any ability of the Adviser to recoup waived expenses and briefly describe the terms of recoupment. Please ensure that the recoupment period is limited to three years from the date of the waiver/reimbursement.

Response: The Adviser does not have the ability to recoup fees waived under this arrangement. Accordingly, the Fund has not made any changes in the response to this comment.

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Management of the Fund — Investment Adviser (page 105)

18.

Comment: The third paragraph identifies the individuals who have “primary responsibility” for the day-to-day portfolio management of the Fund. Please clarify the roles that the portfolio managers play in managing the Fund’s portfolio. For example, please disclose whether one individual serves as lead portfolio manager (and is therefore primarily responsible for managing the Fund’s portfolio) or whether all portfolio managers are jointly and primarily responsible for managing the Fund’s portfolio. See Instruction to Item 9.1.c. of Form N-2.

Response: PEA 1 will reflect that Mr. Gundlach and Mr. Sherman are jointly and primarily responsible for managing the Fund’s portfolio.

Dividend Reinvestment Plan (pages 109 - 110)

19.

Comment: The third to last sentence of this section states that the Fund reserves the right to amend the Plan to include a service charge payable by participants. Please disclose how shareholders will be notified if a service charge is instituted.

Response: The Fund would expect to provide notice to shareholders by disclosing the service charge in the next report to shareholders.

Back Cover Page

20.	Comment: Please confirm to us that the back page of the prospectus will include the disclosure required by Rule 481(e) under the Securities Act. See Item 2.3 of Form N-2.

Response: PEA 1 will reflect the requested change.

Statement of Additional Information

The Fund (page 3)

21.

Comment: The disclosure states that the Fund was formed in 2019. Please tell us if a party other than the Fund’s sponsor or one of its affiliates will provide the Fund’s initial seed capital. If so, please supplementally identify the party providing the seed capital and describe their relationship to the Fund.

Response: The Fund currently expects that an affiliate of the Fund’s sponsor will provide the initial seed capital. Currently, that entity is expected to be DoubleLine Asset Management Company, LLC (“DAMCO”), a wholly-owned subsidiary of the Adviser.

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Investment Restrictions — Fundamental Investment Policies (pages 3 - 4)

22.

Comment: Investment restriction no. (4) states that, for purposes of the restriction, investment companies are not considered to be part of any industry. Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policy. Please add disclosure to clarify that the Fund will consider the investments of underlying investment companies when determining compliance with its concentration policy.

Response: The Fund acknowledges the Staff’s position. The Fund does not expect to invest significantly in other investment companies. The Fund would expect, however, to treat an investment in an investment company that concentrates its investments in a particular industry as an investment by the Fund in that industry generally to the extent of the Fund’s estimate of the underlying fund’s investment in that industry for purposes of applying the Fund’s limit on industry concentration.

23.

Comment: Investment restriction no. (4) states that, for purposes of the restriction, derivative instrument counterparties are not considered to be part of any industry. Please explain to us why it is appropriate for derivative counterparties not to be considered to be part of any industry. See, e.g., Investment Company Act Release No. IC-29776, Aug. 31, 2011 (the “Derivatives Concept Release”) at V.B (providing an example of a fund gaining exposure to both the banking industry (i.e., industry associated with the fund’s counterparty) and the pharmaceutical industry (i.e., industry associated with issuer of the reference asset) when entering into a total return swap on a stock issued by a corporation in the pharmaceutical industry). We may have more comments after reviewing your response.

Response: The Fund respectfully submits that the rationale of the provision is to convey clearly that the Fund will not look to the industry of a derivative instrument counterparty in applying its policy on industry concentration and also submits that the provision is not inconsistent with observations made in the Derivatives Concept Release. The provision also reflects generally the intent of the relevant transactions and the principal exposure provided by the relevant transactions. Typically, when the Fund enters into derivatives transactions with a counterparty, it does so in order to gain exposure to the security or other reference asset underlying the derivative, and not to the counterparty itself, and therefore the Fund generally looks to the issuer of the reference asset (or the issuers of the assets comprising the reference asset) rather than the counterparty as the issuer for purposes of their industry concentration policy. The value of a derivatives instrument typically changes very largely in response to changes in the value of the underlying security, index, commodity, or reference asset, and/or, potentially, changes in the relevant industry, if any, of the issuer of

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the underlying security, index, commodity, or reference asset or of the issuers of the assets comprising the reference asset, and relatively little in response to factors affecting the industry of which the counterparty is a part. For those reasons, while a derivatives transaction may give rise to exposure to the industry, if any, of the issuer of the reference asset or of the issuers of the assets comprising the reference asset, exposure to a counterparty should not be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by the Fund in the equity or debt securities of the counterparty.

The Derivatives Concept Release states that “the Commission has stated that generally a fund is concentrated in a particular industry or group of industries if the fund invests or proposes to invest more than 25% of the value of its net assets in a particular industry or group of industries. This standard does not, by its terms, address derivative transactions by which a fund obtains exposure to a particular industry or group of industries, whether through exposure to the counterparty to the transaction or through its contractual exposure to a reference asset.” (Emphasis added.) The referenced provision merely clarifies–in the absence of a standard that addresses derivative transactions–that the Fund will not look to the industry of the counterparty for purposes of applying its policy on industry concentration.

The Fund respectfully submits that its position is reasonable in light of the Fund’s limited expected exposure to derivatives and, by extension, the even more limited expected exposure to the industries of the Fund’s derivatives counterparties.

24.

Comment: Please confirm that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policy.

Response: The Fund confirms that it intends to look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policy.

25.

Comment: The fifth sentence on page 4 states that the Fund takes the position that mortgage-backed securities (“MBS”) and asset backed securities (“ABS”), whether government issued or privately issued, do not represent interest in any particular industry or group of industries and therefore the 25% concentration restrictions do not apply to such

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securities. Inasmuch as all investments, other than U.S. government securities, must be counted for purposes of the Fund’s concentration policy, please remove the reference to “privately issued” from this sentence. Also, please confirm that the Fund will count privately issued mortgage backed securities and asset backed securities towards an industry for purposes of the Fund’s concentration policy.

Response: The sentence at issue will be deleted in PEA 1 and the following revised language will be added to reflect the Fund’s intention to concentrate in issuers in real estate-related industries:

The Fund may not purchase any security if as a result 25% or more of the Fund’s total assets (taken at current value) would be invested in securities of issuers in a single industry, except that the Fund will normally invest at least 25% of its total assets in issuers involved in one or more real estate-related industries. Investments in issuers involved in real estate-related industries include, without limitation, investments in mortgage-related obligations issued or guaranteed by government agencies or other government entities or by private originators or issuers; instruments of any kind that are backed by or that provide exposure to one or more real estate-related mortgages; interests in issuers that deal in, hold, or invest in mortgages, real estate, or other real estate-related assets; real estate investment trusts of any kind; instruments whose performance is based on or relates to payments made on real estate mortgages or other real estate-related obligations; instruments secured by any interest in real estate; and other investments that DoubleLine Capital LP (the “Adviser” or “DoubleLine”) determines provides exposure to real estate or one or more of the foregoing. For purposes of this restriction, (i) loans and loan participations (other than those secured by one or more interests in real estate) will be considered investments in the industry of the underlying borrower and (ii) U.S. Government securities, investment companies and derivative instrument counterparties are not considered to be part of any industry.

Repurchase of Common Shares; Conversion to Open-End Fund (pages 81 - 83)

26.

Comment: The sixth sentence of the first paragraph of this section states that the Board may consider open market repurchases and/or tender offers of the Fund’s Common Shares. Please tell us whether there is a specific repurchase plan or tender offer plan currently contemplated by the Board. If so, please disclose the details of such plan. We may have more comments after reviewing your response.

Response: The Board does not have any specific repurchase or tender offer plans except as described in the sections of the Prospectus entitled “Prospectus Summary - Limited Term” and “Limited Term and Eligible Tender Offer,” which detail the conditions of a potential tender offer for the Fund’s shares after a period of fifteen years following the initial offering.

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Part C – Other Information

27.

Comment: Please either remove the provisions in Sections 5 and 6 of the Fund’s Agreement and Declaration of Trust and Article 11 of the Fund’s Bylaws or revise these provisions to clarify that they do not apply to claims made under the federal securities laws. See Section 14 of the Securities Act, Section 29(a) of the Securities Exchange Act of 1934 and Section 47(a) of the 1940 Act (each of which states that any condition or provision waiving compliance with those Acts or Commission rules and regulations shall be void).

Response: Sections 5 and 6 of the Fund’s Agreement and Declaration of Trust and Article 11 of the Fund’s Bylaws will be revised to state that the provisions do not have the effect of barring claims that may otherwise be brought under the federal securities laws and that may not under applicable law be waived or limited by contract.

28.

Comment: Exhibit (s) (Power of Attorney) under Item 25 indicates that it is to be filed by amendment. Please confirm that the Fund will also file a certified resolution of the Board if the signature line of the Fund is being signed pursuant to a power of attorney. See Rule 483(b) under the Securities Act.

Response: The Registrant confirms that the Fund will file a certified resolution of the Board if the signature line of the Fund is being signed pursuant to a power of attorney.

General Comments

29.

Comment: We note that many portions of your filing are incomplete or to be updated by amendment (e.g., fee table, information regarding directors). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Registrant acknowledges the Staff’s comment.

30.

Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

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Response: The Fund intends to rely on Rule 430A of the Securities Act to omit certain information from the prospectus in connection with its request for effectiveness. The Fund will supplementally provide the omitted information to the Staff in the cover letter of the pre-effective amendment for which the Fund intends to rely on Rule 430A or in a subsequent supplemental letter.

31.	Comment: Please advise us whether FINRA has approved the distribution terms and arrangements of the Fund’s offering.

Response: The Fund has not yet obtained FINRA approval of the distribution terms and arrangements of the Fund’s offering, but intends to obtain such approval prior to the effective date of the Registration Statement.

32.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Fund does not intend to submit any such applications or no-action requests at this time.

33.

Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund intends to file a pre-effective amendment pursuant to Rule 472 under the Securities Act incorporating the noted responses to the Staff’s comments. The Fund also has filed this letter as correspondence with the SEC via EDGAR.

*    *    *    *    *    *

We believe that this submission fully responds to your comments. We note that the Fund intends to observe these responses, but that they do not necessarily represent the position or policy of other funds managed by DoubleLine or its related parties. Please feel free to call me at (212) 596-9604 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jasmin Ali

Jasmin Ali

cc:	Adam D. Rossetti, Esq.

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.